Exhibit 99.29

Execution Version

PUT/CALL OPTION AGREEMENT

THIS PUT/CALL OPTION AGREEMENT (the “Agreement”) is made this 4th day of January, 2019 by and between MICHICANN MEDICAL INC., a corporation incorporated under the laws of the Province of Ontario (“MichiCann”), JAMES SKRINNER, an individual resident in the State of Michigan (“Party 1”), DARRELL BLALOCK, an individual resident in the State of Michigan (“Party 2”), OAKSHIRE HOLDINGS LIMITED, a corporation incorporated under the laws of the Province of Ontario (“Party 3”, together with Party 1 and Party  2, the “PharmaCo Shareholders”) and PHARMACO INC., a corporation incorporated under the laws of the State of Michigan (“PharmaCo”).

CONTEXT OF THIS AGREEMENT

A.        MichiCann has purchased a senior secured convertible debenture of PharmaCo in the principal amount of up to USD $114,685,617.37 (the “Debenture”) on the date hereof.

B.         Party 1 is the owner of 17,200 common shares of PharmaCo (“PharmaCo Shares”) representing 35.596% of the total PharmaCo Shares, Party 2 is the owner of 1120 PharmaCo representing 2.318% of the total PharmaCo Shares and Party 3 is the owner of 30,000 PharmaCo representing 62.086% of the total PharmaCo Shares. Collectively, the PharmaCo Shareholders are the owners of 48,320 PharmaCo Shares representing 100% of the total PharmaCo Shares.

C.        In connection with MichiCann’s purchase of the Debenture, the parties wish to provide for certain put and call options with respect to the PharmaCo Shares, all on the terms and conditions set out in this Agreement.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which is acknowledged, the parties agree as follows:

1.         Definitions and Interpretative Terms

In this Agreement, capitalized words shall have the meanings set out in Schedule 1 and the parties agree that this Agreement shall be interpreted in accordance with the provisions of Schedule 1. Schedule 1 is incorporated by reference into this Agreement and is deemed to be a part thereof.

2.         MichiCann’s Call Right

a) Upon entering into this Agreement, MichiCann shall have the right, but not the obligation, at its sole discretion, to purchase all, but not less than all, of the PharmaCo Shares held by the PharmaCo Shareholders (the “Call Right”) for the Option Price.

b) The Call Right shall be exercised by MichiCann by the delivery of a written notice (the “Call Notice”) to the PharmaCo Shareholders.

c) The closing of the exercise of the Call Right shall take place as provided in

Section 7 below and shall be subject to LARA and other regulatory approvals.

3.         PharmaCo Shareholders’ Put Right

a)Upon entering into of this Agreement, and subject to Section 3.b) herein, each PharmaCo Shareholder shall have the right, but not the obligation, at its sole discretion, to sell to PharmaCo all, but not less than all, of the PharmaCo Shares held by it (the “Put Right”) for the Option Price.

b)The Put Right may only be exercised by a PharmaCo Shareholder upon MichiCann becoming a supplementary applicant on the PharmaCo License following an amendment to the Michigan Medical Marihuana Facilities Licensing Act or accompanying rules and regulations that increase the ownership threshold for supplemental applicants to a minimum of 10%.

c) The Put Right shall be exercised by a PharmaCo Shareholder by the delivery of a written notice (the “Put Notice”) to MichiCann.

d)The closing of the exercise of the Put Right shall take place as provided in Section

6 below.

4.         Adjustment of the Number of MichiCann Shares

a)        The number of MichiCann Shares to be issued to PharmaCo Shareholders upon exercise of the Call Right or the Put Right, as the case may be, may be subject to adjustment in the following events only and in the manner following:

(i)        in the event of a subdivision of MichiCann Shares as constituted on the date hereof, at any time while the Call Right or the Put Right is in effect, into a greater number of MichiCann Shares, MichiCann will thereafter deliver at the closing of the exercise of the Call Right or the Put Right, as the case may be, in addition to the number of Conversion Shares in respect of which the right to purchase is then being exercised, such additional number of MichiCann Shares pro rata as result of the subdivision without PharmaCo Shareholder(s) making any additional payment or giving any other consideration therefor;

(ii)       in the event of a consolidation of the MichiCann Shares as constituted on the date hereof, at any time while the Call Right or the Put Right is in effect, into a lesser number of MichiCann Shares, MichiCann will thereafter deliver and PharmaCo Shareholder(s) will accept, at the closing of the exercise of the Call Right or the Put Right, as the case may be, in lieu of the number of Conversion Shares in respect of which the right is then being exercised, the lesser number of MichiCann Shares pro rata as result from the consolidation;

(iii)      in the event of any change of MichiCann Shares as constituted on the date hereof, at any time while the Call Right or the Put Right is in effect, the MichiCann will thereafter deliver at the closing of the exercise of the Call Right or the Put Right, as the case may be, the number of shares resulting from the change as a PharmaCo Shareholder would have been entitled to receive in respect of the number of MichiCann Shares pro rata subject to the Call Right or the Put Right, as the case may be, had the Call Right or the Put Right, as the case may be, been exercised before such change;

(iv)     in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of MichiCann, a consolidation, merger or amalgamation of MichiCann with or into any other company or a sale of the property of MichiCann as or substantially as an entirety at any time while the Call Right or the Put Right is in effect, a PharmaCo Shareholder will thereafter receive, in lieu of the Conversion Shares immediately theretofore purchasable and receivable upon the exercise of the Call Right or the Put Right, as the case may be, the kind and amount of shares and other securities and property equal   in   value,   as   a   result   upon   such   capital   reorganization, reclassification, change, consolidation, merger, amalgamation or  sale which a PharmaCo Shareholder would have received had the capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale of MichiCann, as the case may be, not occurred. The subdivision or consolidation of MichiCann Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of MichiCann for the purposes of this section;

(v)       an adjustment will take effect at the time of the event giving rise to the adjustment,   and   the   adjustments   provided   for   in   this   section   are cumulative;

(vi)      notwithstanding anything contained herein or by law to the contrary, any dilution or reduction in the number of Conversion Shares to be issued to the PharmaCo Shareholders shall only be done on pari passu basis with the existing shareholders of MichiCann as of the date of the event giving use to such dilution or reduction; and

(vii)     if any questions arise at any time with respect to the Option Price or number of MichiCann Shares deliverable upon exercise of the Put Right or the Call Right in any of the events set out in this section, such questions will be conclusively determined by a mutually acceptable certified public accounting firm in Detroit, Michigan and who will be granted access to all appropriate records and such determination will be binding upon the Parties.

5.         Representations and Warranties of Each PharmaCo Shareholder

Each PharmaCo Shareholder jointly and severally represents and warrants to MichiCann, acknowledging that MichiCann is relying on such representations and warranties in connection with the entering into of this Agreement and completing the transactions contemplated thereby:

a)        The authorized capital of PharmaCo is 60,000 common shares of which 60,000

PharmaCo Shares are issued and outstanding as at the date of this Agreement. Each PharmaCo Shareholder owns and is the holder of record of the PharmaCo Shares set out in the recitals hereto free and clear of all encumbrances. No Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase of any PharmaCo Shares.

b)        Each PharmaCo Shareholder has full capacity and authority to enter into this Agreement and to take, perform or execute all proceedings, acts and instruments necessary or advisable to consummate the actions and transactions contemplated in this Agreement and to fulfil its respective obligations under this Agreement.

c)        PharmaCo is a corporation existing under the laws of the State of Michigan, and is registered or otherwise qualified to carry on business in all jurisdictions in which the nature of its assets or business makes such registration or qualification necessary or advisable.

d)        None of the execution nor delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with and fulfilment of the terms and provisions of this Agreement will:

(i)        conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under:

(A)      any of the constating documents or by-laws of PharmaCo; or

(B)      any  instrument, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which such PharmaCo Shareholder or PharmaCo is a party of or by which any of them is bound; or

(ii)       require any affirmative approval, consent, authorization or other order or action by any court, governmental authority or regulatory body or by any creditor of such PharmaCo  Shareholder or  PharmaCo  or  any party to any agreement to  which  such PharmaCo Shareholder or PharmaCo is a party or by which it is bound, except as shall have been previously obtained.

e)        This Agreement and other instruments contemplated herein, when executed, will constitute, legal, valid and binding obligations of each PharmaCo Shareholder and PharmaCo, enforceable against each PharmaCo Shareholder and PharmaCo in accordance with the terms hereof and thereof subject, however, to limitations with respect to enforcement imposed in connection with laws affecting the rights of creditors generally including, without limitation, applicable bankruptcy, insolvency, moratorium, re-organization or other similar laws, and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

f)         Each of the Operative Documents to which PharmaCo is a party constitutes the legal, valid and binding obligations of PharmaCo, enforceable against in accordance with their respective terms, except as enforceability may be limited by applicable Debtor Relief Laws or by equitable principles relating to enforceability.

g)        Except as specifically disclosed, there are no actions, suits, proceedings, claims or disputes pending, or to the knowledge of each PharmaCo Shareholder, threatened, at law, in equity, in arbitration or before any Governmental Authority, against PharmaCo or any of its properties or assets. No injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement, any other Operative Document, or directing that the transactions provided for herein or therein not be consummated as herein or therein provided.

h)        Neither PharmaCo nor any Subsidiary or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any Law other than any Excluded Law and Cannabis Law or any restriction of record or agreement affecting any Mortgaged Property, or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably  be expected to have, individually or in the aggregate, a Material Adverse Effect.

i)         PharmaCo, each of  its Subsidiaries and each Cannabis License  Holder  is in compliance with all Cannabis Laws that are applicable to such Person and its businesses and all Cannabis Licenses. None of PharmaCo, any of its Subsidiary or any Cannabis License Holder or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any Cannabis Law, or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority with respect to any Cannabis Law. Neither PharmaCo nor any Subsidiary has received any notice or communication from any Person or Governmental Authority in the United States or any state or municipality thereof alleging a defect, default, violation, breach or claim in respect of any of its or their Cannabis License or Cannabis License Application. Each PharmaCo Shareholder does not have knowledge of or anticipate any variations or difficulties in the renewal of any of PharmaCo’s or any Cannabis License. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by PharmaCo, any Subsidiary and, to the knowledge of each PharmaCo Shareholder, any Cannabis License Holder and any Person in which PharmaCo directly or indirectly holds an investment, in connection with their business is being conducted in accordance with industry standard practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to its current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

j)         PharmaCo, each Subsidiary, each Cannabis License Holder and, to the knowledge of each PharmaCo Shareholder, each Person in which PharmaCo directly or indirectly holds an investment, has security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. PharmaCo and, to the knowledge of each PharmaCo Shareholder, each Cannabis License Holder and any Person in which PharmaCo directly or indirectly holds an investment, have complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected  by privacy laws, whether  collected  directly or from  third  parties,  in  an  unlawful manner.

k)        Each PharmaCo Shareholder has no knowledge of any pending or threatened change in any Law governing PharmaCo, any Cannabis License Holder or any Person in which PharmaCo or any Subsidiary has an investment which could reasonably be expected to have a Material Adverse Effect.

l)         Each PharmaCo Shareholder has no knowledge of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over PharmaCo, any Subsidiary, any Cannabis License Holder or any Person in which PharmaCo or any Subsidiary has an investment presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any Law, licensing or regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over PharmaCo, any Subsidiary, any Cannabis License Holder or any Person in which PharmaCo or any Subsidiary has an investment presently in force, that PharmaCo anticipates that it, any Subsidiary, any Cannabis License Holder or any Person in which PharmaCo or any Subsidiary has an investment, as applicable, will be unable to comply with or which could reasonably be expected to have a Material Adverse Effect.

m)       As of (i) the Closing Date, (ii) the date on which any real property is acquired or leased by PharmaCo or a Subsidiary and (iii) the applicable date of the delivery of Mortgages, PharmaCo has or will have (A) good and marketable fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its real Properties (including all Mortgaged Properties) and (B) good title to its personal property and assets, in each case, except for Permitted Liens. The Mortgaged Properties are free from defects that materially adversely affect, or could reasonably be expected to materially adversely affect, the Mortgaged Properties’ suitability, taken as a whole, for the purposes for which they are contemplated to be used (as contemplated under the Operative Documents). Each parcel of real property and the use thereof (as contemplated under the Operative Documents) complies in all material respects with all applicable Laws (including building and zoning ordinances and codes) and with all insurance requirements except such failure which would not reasonably be expected to have a Material

Adverse Effect.

n)        As of the Closing Date (i) PharmaCo and any Subsidiaries have complied in all material respects with all obligations under all material leases to which it is a party, (ii) all leases to which they are a party are legal, valid, binding and in full force and effect and are enforceable in accordance with their terms, except where such failure would not reasonably be expected to have an Material Adverse Effect and (iii) neither PharmaCo nor any of its Subsidiaries has defaulted, or with the passage of time would be in default, under any leases to which it is a party, except for such defaults as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. PharmaCo and any Subsidiaries enjoy peaceful and undisturbed possession under the leases to which they are a party, except for leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No claim is being asserted or, to the knowledge of each PharmaCo Shareholder, threatened, with respect to any lease payment under any lease other than any such  Lien or claim that would not reasonably be expected to have a Material Adverse Effect.

o)        As of the Closing Date, none of PharmaCo or any Subsidiaries have received any written notice of, nor is there, to the knowledge of each PharmaCo Shareholder, any pending, threatened or contemplated condemnation proceeding affecting any portion of the Mortgaged Properties in any material respect or any sale or disposition thereof in lieu of condemnation.

p)        As of the Closing Date, none of PharmaCo or any Subsidiaries are obligated under any right of first refusal, option or other contractual right to sell, assign or otherwise dispose of any Mortgaged Property or any interest therein.

q)        Each Mortgaged Property is served by installed, operating and adequate water, electric, gas, telephone, sewer, sanity sewer, storm drain facilities and other public utilities necessary for the uses contemplated under the Operative Documents to the extent required by applicable Law, except such failure to be served that would not reasonably be expected to cause a Material Adverse Effect.

r)         PharmaCo and each Subsidiary has filed all Tax returns and reports required to be filed,  and  has  paid all  Taxes,  assessments,  fees  and  other governmental  charges  levied  or imposed upon it or its Properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently prosecuted and for which adequate reserves have been provided in accordance with GAAP.   There is no Tax assessment proposed in writing by a Governmental Authority against PharmaCo or any Subsidiary that would, if the assessment were made, be reasonably expected to have a Material Adverse Effect.

s)         All of PharmaCo’s point of sale systems equipment is in good operating condition and repair, ordinary wear and tear and normal repairs and replacements excepted, are usable in the Ordinary Course of Business and have been installed and maintained in accordance with all applicable Laws, regulations, ordinances and normal industry practice and are suitable for the purposes for which they are presently used. All reports generated by PharmaCo’s point of sale systems are true, accurate and complete in all respects of the date generated.

t)         All balance sheets and the related statements of income and shareholder equity delivered to MichiCann (the “PharmaCo Historical Financial Statements”) are true, accurate and complete in all respects. The PharmaCo Historical Financial Statements fairly present in all material respects the assets, liabilities and financial position of PharmaCo and its results of operations and changes in financial position and cash flows as of the respective dates and for the periods specified. The PharmaCo Historical Financial Statements are consistent with the books and records of PharmaCo, which books and records are accurate and complete in all material respects.   PharmaCo has made and kept true, correct and complete books and records and accounts, which accurately and fairly reflect, in reasonable detail, the activities of PharmaCo in all material respects and which have  been maintained in accordance with sound business practices and applicable law. There has been no material change in the accounting methods or practices of PharmaCo since the earliest date covered by the PharmaCo Historical Financial Statements.

u)        Since January 1, 2018, there has been no Material Adverse Effect.

v)        Neither PharmaCo nor any  Subsidiary  has any Indebtedness (other than as permitted by MichiCann) or any Contingent Obligations (other than as permitted by MichiCann). PharmaCo has delivered to MichiCann the pro forma balance sheet of PharmaCo and its Subsidiaries as of the Closing Date after giving effect to the issuance of the Debenture and statement of income for the period ending November 30, 2018 (the “Closing Date Financial Statements”). The Closing Date Financial Statements presents fairly in all material respects, the financial position of PharmaCo and the Subsidiaries as of the Closing Date, subject to changes occurring in the Ordinary Course of Business since November 30, 2018.

w)       The operations of PharmaCo and each Subsidiary comply in all respects with all Environmental Laws, except where the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. PharmaCo and each Subsidiary has obtained all licenses, permits, authorizations and registrations required under any Environmental Law (“Environmental Permits”) and necessary for its respective Ordinary Course of Business, all such Environmental Permits are in good standing, and PharmaCo and each Subsidiary is in compliance with all material terms and conditions of such Environmental Permits, except whether the failure to do so, either individually or in the aggregate, would not reasonably  be expected to have a Material Adverse Effect.    Neither PharmaCo nor any Subsidiary, nor any of their respective present Property or operations, is subject to any outstanding written order from or agreement with any Governmental Authority, or subject to any judicial or docketed administrative proceeding, respecting any Environmental Law, Environmental Claim or Hazardous Material. Neither PharmaCo nor any Subsidiary has received any written notice that alleges any of them is in violation of or potentially liable under any Environmental Laws. There are no Hazardous Materials or other environmental conditions or circumstances existing with respect to any real Property owned, leased or operated by PharmaCo or any Subsidiary, or, to each PharmaCo Shareholder’s knowledge, arising from operations

thereon   prior   to   the   Closing Date,   except   where such   Hazardous   Materials   or other environmental conditions or circumstances, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. In addition, neither PharmaCo nor any  Subsidiary  has any underground storage tanks that are (a) not properly  registered or permitted under applicable Environmental Laws or (b) to each PharmaCo Shareholder’s knowledge,  leaking or releasing Hazardous  Materials.  There are no  facts, circumstances  or conditions arising out of or relating to PharmaCo, its Subsidiaries or any of their respective operations or any facilities currently or formerly owned, leased or operated, or by  any of PharmaCo or its Subsidiaries that could reasonably be expected to require investigation, remedial activity, corrective action or cleanup by, or on behalf of, PharmaCo or any Subsidiary or could reasonably be expected to result in any material Environmental Claim.

x)        All representations and warranties of PharmaCo, the PharmaCo Shareholders, any Subsidiary or any other party (other than MichiCann) to any Operative Document contained in any Operative Document are true and correct in all material respects (except to the extent such representations and warranties expressly refer to a specific date, in which case they are true and correct in all material respects as of such date).

y)        None of PharmaCo, any Subsidiary or any Person controlling any such Person is (a) an “investment company” or required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940; or (b) subject to regulation under the Federal Power Act, the Interstate Commerce Act, any state public utilities code, or any other Federal or state statute or regulation limiting its ability to incur Indebtedness.

z)        There are no strikes, lockouts or other general labor disputes against PharmaCo or any Subsidiary, or, to each PharmaCo Shareholder’s knowledge, threatened against or affecting PharmaCo or any Subsidiary, and no significant unfair labor practice complaint is pending against PharmaCo  or any Subsidiary or,  to  the knowledge of each  PharmaCo  Shareholder, threatened against PharmaCo or any Subsidiary before any Governmental Authority. PharmaCo and  each  Subsidiary has  at  all  times  operated its  business in  material  compliance with  all applicable provisions of the Federal Fair Labor Standards Act, as amended.

aa)       The Debenture Purchase Agreement  identifies as  of the Closing  Date (a) all United States, state and foreign patents, trademarks, service marks, trade names and copyrights, and all registrations and applications for registration thereof and all licenses thereof, owned or held by  PharmaCo or any  Subsidiary (other than off-the-shelf licensed software), (b) any material licenses granted to third parties for the use of such intellectual property and (c) the jurisdictions in which such registrations and applications have been filed. Except as otherwise disclosed in the Debenture Purchase Agreement, PharmaCo and each Subsidiary is the sole beneficial owner of, or has the right to use, free from any Lien (other than Liens in favor of MichiCann) or other restrictions, claims, rights, encumbrances or burdens (other than customary restrictions in connection with commercially licensed software), the intellectual property identified in the Debenture Purchase Agreement and all other processes, designs, formulas, computer   programs,   computer   software   packages,   trade   secrets,   inventions,   product manufacturing  instructions, technology, research and development, know-how and all other intellectual property that are necessary for the operation of PharmaCo’s and each Subsidiary’s businesses as being operated on the Closing Date. Each patent, trademark, service mark, trade name, copyright and license listed in the Debenture Purchase Agreement is in full force and effect. Except as set forth in the Debenture Purchase Agreement, to the knowledge of each PharmaCo Shareholder (a) none of the present or contemplated products or operations of PharmaCo or any Subsidiary infringes in any material respect any patent, trademark, service mark, trade name, copyright, license of intellectual property or other right owned by any other Person, and (b) there is no pending or, to the knowledge of each PharmaCo Shareholder, threatened claim or litigation against or affecting PharmaCo or any Subsidiary contesting the right of any of them to manufacture, process, sell or use any such product or to engage in any such operation.   None of the trademark registrations set forth in the Debenture Purchase Agreement is an “intent-to-use” registration.

bb)      As of the Closing Date, PharmaCo has no direct or indirect Subsidiaries or Equity

Interests in any other Person other than those set forth in the Debenture Purchase Agreement.

cc)       Except as disclosed in the Debenture Purchase Agreement, neither PharmaCo nor any Subsidiary has any obligation to any  Person in respect of any finder’s, broker’s or investment banker’s fee or other fee in connection with the transactions contemplated hereby, other than fees payable under any Operative Document.

dd)      PharmaCo and each Subsidiary and their respective Properties are insured with financially sound and reputable insurance companies which are not Affiliates of PharmaCo or any  Subsidiary, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar Properties in localities where PharmaCo or any Subsidiary operates. A true and complete listing of such insurance, including issuers, coverages and deductibles, has been provided to MichiCann.

ee)       None of the representations or warranties made by PharmaCo or any Subsidiary in the Operative Documents as of the date such  representations and warranties were made or deemed made, and none of the statements contained in each exhibit,  report, statement or certificate furnished by or on behalf of PharmaCo or any Subsidiary in connection with the Operative Documents (including offering and disclosure materials, if any, delivered by or on behalf of PharmaCo or any Subsidiary to MichiCann prior to the Closing Date) contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading as of the time when made or delivered in light of the circumstances at the time made; provided, that with respect to any  forecasts or projections delivered to MichiCann, PharmaCo or each Subsidiary represents only that such information was prepared in good faith based upon assumptions believed to be fair and reasonable at the time in light of current market conditions and that such forecasts or projections are not to be viewed as facts, and that the actual results during such period or periods covered by any such forecasts or projections may differ significantly from projected results.

ff)       Neither PharmaCo nor any Subsidiary, nor to each PharmaCo Shareholder’s knowledge, any Affiliate of PharmaCo or any Subsidiary, or brokers or other agents of any such Person acting or benefiting in any capacity  in connection with the Debenture or other Obligations: (a) is in violation of any laws relating to terrorism or money laundering (“Anti- Terrorism Laws”), including Executive Order No. 13224 on Terrorist  Financing,  effective September 24, 2001 (the “Executive Order”), and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, signed into law October 26, 2001 (the “USA Patriot Act”); (b) is a Person: (i) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) that is owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) with which MichiCann is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order or has done so or plans to do so; or (v) that is named as a “specially designated national and blocked person” on the most current list published by  the USA Treasury Department Office  of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list; (c) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person described in clause (b) above; (d) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (e) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

gg)      PharmaCo and its Subsidiaries, taken as a whole (before and after giving effect to the transactions to occur on the Closing Date) (a) are not “insolvent” as that term is defined in Section 101(32) of the Bankruptcy Code, Section 2 of the Uniform Fraudulent Transfer Act (“UFTA”) or Section 2 of the Uniform Fraudulent Conveyance Act (“UFCA”), (b) do not have “unreasonably small capital,” as that term is used in Section 548 (a)(1)(B)(II) of the Bankruptcy Code or Section 5 of the UFCA, (c) are not engaged or about to engage in a business or a transaction for which their remaining Property is “unreasonably small” in relation to such business or transaction as that term is used in Section 4 of the UFTA, (d) are not unable to pay their debts as they mature or become due, within the meaning of Section 548(a)(1)(B)(III) of the Bankruptcy Code, Section 4 of the UFTA and Section 6 of the UFCA, and (e) own assets having a value both at “fair valuation” and at “present fair salable value” greater than the amount required to pay their “debts” as such terms are used in Section 2 of the UFTA and Section 2 of the UFCA. PharmaCo and its Subsidiaries, taken as a whole, shall not be rendered insolvent (as such term is defined above) by the execution and delivery of this Agreement or any of the other Operative Documents or by the transactions contemplated hereunder or thereunder.

hh)      The Security Agreement will, upon execution and delivery thereof, be effective to create in favor of MichiCann, legal, valid and enforceable Liens on, and security interests in, the collateral described therein to the extent intended to be created thereby, and (1) when financing statements and other filings in appropriate form are filed in each applicable filing office for each applicable jurisdiction and (2) upon the taking of possession or control by MichiCann of such collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to MichiCann to the extent possession or control by MichiCann is required by the Security Agreement), the Liens created by the Security Agreement shall constitute fully perfected first-priority Liens on, and security interests in (to the extent intended to be created thereby), all right, title and interest of the grantors in such collateral to the extent perfection can be obtained by filing financing statements or the taking of possession or control, in each case subject to no Liens other than Permitted Liens.

ii)        Upon recording thereof in the appropriate recording office, each Mortgage is effective to create, in favor of MichiCann, legal, valid and enforceable perfected Liens on, and security interest in, all of PharmaCo and its Subsidiaries’ right, title and interest in and to the Mortgaged Properties and the proceeds thereof, subject only to Permitted Liens, and when the Mortgages are filed in the appropriate recording office, the Mortgages shall constitute fully perfected Liens on, and security interests in, all right, title and interest of PharmaCo and its Subsidiaries in the  Mortgaged Properties and the proceeds thereof, in each case  prior and superior in right to any other Person, other than Permitted Liens.

jj)        All representations and warranties contained in this Agreement or any of the other Operative Documents shall survive the execution and delivery of this Agreement.

6.         Representations and Warranties of MichiCann

MichiCann represents and warrants to each Pharmaco Shareholder, acknowledging that each Pharmaco Shareholder is relying on such representations and warranties in connection with the entering into of this Agreement and completing the transactions contemplated thereby:

a)        The authorized capital of MichiCann is an unlimited number of common shares of which 39,280,000 common shares are issued and outstanding as at the date of this Agreement. As of the date hereof, no Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase of any shares of MichiCann.

b)        MichiCann has full capacity and authority to enter into this Agreement and to take, perform or execute all proceedings, acts and instruments necessary or advisable to consummate  the  actions and transactions contemplated in this Agreement. All necessary corporate action to authorize execution of this Agreement and effectuate the transactions contemplated herein has been taken.

c)        MichiCann is a corporation existing under the laws of the Province of Ontario, and is registered or otherwise qualified to carry on business in all jurisdictions in which the nature of its assets or business makes such registration or qualification necessary or advisable.

d)        None of the execution nor delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with and fulfilment of the terms and provisions of this Agreement will:

(i)        conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under:

(A)      any of the constating documents or by-laws of MichiCann; or

(B)      any  instrument, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which MichiCann is a party of or by which it is bound; or

(ii)       require any affirmative approval, consent, authorization or other order or action by any court, governmental authority or regulatory body or by any creditor of MichiCann or any party to any agreement to which MichiCann is a party or by which it is bound, except as shall have been previously obtained.

e)        This Agreement and other instruments contemplated herein, when executed, will constitute, legal, valid and binding obligations of MichiCann, enforceable against MichiCann in accordance with the terms hereof and thereof subject, however, to limitations with respect to enforcement imposed in connection with laws affecting the rights of  creditors generally including, without limitation, applicable bankruptcy, insolvency, moratorium, re-organization or other similar laws, and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

f)         In the event of any of the events described in Section 4, MichiCann will promptly (i) advise each Pharmaco Shareholder of such event, including a summary of the transactions and the resulting number of MichiCann Shares to be issued to the Pharmaco Shareholders as the Option Price and (ii) provide each Pharmaco Shareholder with copies of all documents executed in connection with such transaction.

g)        As long as the Put Right is outstanding, MichiCann will not, without the prior written consent of the holders of 50.1% or more of the current PharmaCo Shareholders, issue or authorize the issuance of any preferred or other classes of stock or other type of instruments that would grant a preference or priority to any shares to be received by the Pharmaco Shareholders if either the Put Right or the Call Right is exercised.

h)        As long as the Put Right is outstanding, MichiCann shall at all times receive or keep available out of its authorized but unissued common stock the maximum number of MichiCann Shares issuable upon the exercise of the Call Right or the Put Right, as the case may be MichiCann shall also take all such actions as may be necessary or appropriate in order that MichiCann may validly and legally issue fully paid and non-assessable shares of its common stock to the Pharmaco Shareholders upon the exercise of the Put Right or the Call Right.

i)         The MichiCann Shares issuable upon the exercise of the Put Right or the Call Right shall be, upon issuance, and MichiCann shall take all such actions as may be necessary or appropriate in order that such shares are, validly issued, fully paid and non-assessable, issued without violation of any pre-emptive or similar rights of any stockholder of MichiCann and free and clear of all taxes, liens and charges.

j)         MichiCann shall take all such actions as may be necessary to ensure that all such shares are issued without violation by MichiCann of any applicable law or governmental regulation or any requirements of any domestic securities exchange.

7.         Closing

The closing (the “Closing”) of the purchase and sale of the PharmaCo Shares pursuant to the exercise of the Call Right or the Put Right provided for in this Agreement shall take place 10 Business Days after the receipt of LARA approval and other regulatory approvals following delivery of the Put Notice or the Call Notice, as the case may be (the “Closing Date”). The Closing shall take place at the offices of Honigman, Miller, Schwartz & Cohn LLP in Detroit, Michigan, or such other location as is mutually agreed upon by the Parties. The price payable for the PharmaCo Shares pursuant to this Agreement shall be paid by the issuance by MichiCann of the Share Consideration to the PharmaCo Shareholders on a pro rata basis against delivery of certificates representing the PharmaCo Shares endorsed for transfer.

8.         Non-Competition and Non-Solicitation

a)        During the term of this Agreement and for 2 years following  any  sale of PharmaCo Shares pursuant to the terms of this Agreement, each PharmaCo Shareholder agrees that he, she or it will not, without MichiCann’s prior written approval, directly or indirectly, either as principal, agent, employee, consultant, officer, director, stockholder (except as a holder of 2% or less of the capital stock of a corporation whose securities are publicly traded), partner, member or in any other capacity, engage in or have any  financial interest in any business competitive with the business of PharmaCo in the Territory.

b)During the term of this Agreement and for 2 years following any sale of PharmaCo Shares pursuant to the terms of this Agreement, each PharmaCo Shareholder agrees that he, she or it will not, without MichiCann’s prior written approval, directly or indirectly:

(i)        contact or  solicit any employee, consultant, independent contractor  or agent of PharmaCo with the intention or effect of encouraging such party to terminate his, her or its employment, agency or other relationship with PharmaCo   or   hire   any   current   or   former   employee,   consultant, independent contractor or agent of PharmaCo; or

(ii)       contact or otherwise solicit, accept business from, or compete for existing or prospective customers or suppliers, licensors or licensees, franchisors or franchisees of PharmaCo with the intention or effect of encouraging such party to terminate or reduce the volume of its business with PharmaCo or place any portion of its business elsewhere.

c)        The restrictions contained in this Section 8 are necessary for the protection of the business and goodwill of PharmaCo and is considered by each PharmaCo

Shareholder to be reasonable for this purpose. Each PharmaCo Shareholder agrees that any breach of this Section 8 will cause PharmaCo substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, PharmaCo will have the right to seek specific performance and injunctive relief.

d)         The obligations of each PharmaCo Shareholder under this Section 8 will survive the termination of this Agreement for any reason whatsoever.

9.         Miscellaneous

a)        Confidentiality

The parties will hold in confidence and will use their best efforts to have all of their officers, directors and personnel hold in confidence, all knowledge and information with respect to the terms of this Agreement and will not disclose, publish or make use of the same without the consent of the other parties, except:

(i)        to their respective professional advisors;

(ii)       to the extent that such information shall have become public knowledge other than by breach of this Agreement by such party; or

(iii)      as may be required by law.

The parties agree that any party’s remedy at law for any breach of this Section would be inadequate and that such party shall be entitled to injunctive relief in addition to any other remedy it may have upon breach of any provision of this Section.

b)        Time of Essence

Time is of the essence of this Agreement. c)        Notices

Any notice or other communication required or permitted to be given in connection with this Agreement (the “Notice”) must be given in writing on a Business Day and may be given by personal delivery, or by e-mail. Any Notice, if given by personal delivery, will be deemed to have been received on the day of actual delivery, if transmitted by e-mail before 5:00 p.m. EST on a Business Day, will be deemed to have been received on that

Business Day and if transmitted by e-mail after 5:00 p.m. EST on a Business Day, will be deemed to have been received on the next Business Day.

Notices will be addressed as follows:

To MichiCann:         8820 Jane Street

Concord, Ontario L4K 2M9

Attn: Michael Marchese, President

E-mail: (REDACTED)

To Party 1:                c/o 33493 W 14 Mile Road, Suite 100

Farmington Hills, Michigan, 48331

Attn: James Skrinner

E-mail: (REDACTED)

To Party 2:                c/o 33493 W 14 Mile Road, Suite 100

Farmington Hills, Michigan, 48331

Attn: Darrell Blalock

E-mail: (REDACTED)

To Party 3:                c/o 33493 W 14 Mile Road, Suite 100

Farmington Hills, Michigan, 48331

Attn: Fernando DiCarlo

E-mail: (REDACTED)

d)        Assignment

This Agreement shall not be assigned by any party without the prior written consent of the others.

e)        Counterparts

This Agreement may be signed by electronic signature and in counterpart, all of which shall constitute one and the same Agreement and each of which shall  constitute an original.

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SCHEDULE 1

DEFINITIONS AND INTERPRETATIVE TERMS

1.1       Definitions

“Bankruptcy Code” means the Federal Bankruptcy Reform Act of 1978 (11 U.S.C.

§101, et seq.).

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the

Province of Ontario or the State of Michigan. “Call Notice” is defined in Section 2.b). “Call Right” is defined in Section 2.a).

“Cannabis Laws” means any  Law relating to the farming, growth, production, processing, packaging, sale or distribution of cannabis or any cannabidiol product (other than Excluded Laws).

“Cannabis License” means a Permit issued by any Governmental Authority pursuant to applicable United States state Cannabis Laws;

“Cannabis License Applications” means the applications and other documents which PharmaCo has submitted to a Governmental Authority for the purpose of obtaining a Cannabis License.

“Cannabis License Holder” means any Person to whom a Cannabis License has been issued that (i) is a Subsidiary of PharmaCo, (ii) has a Material Agreement with PharmaCo or any of its Subsidiaries or (iii) has received or is the subject of any investment made by PharmaCo or any of its Subsidiaries as and to the extent permitted by applicable Laws. In the context used, if “Cannabis License Holder” is used in the same list as the term “Subsidiary” or “Subsidiary of PharmaCo”, the meaning of “Cannabis License Holder” shall not include clause (i) of the definition thereof;

“Capital Lease” means, as to any Person, any leasing or similar arrangement which, in accordance with GAAP, is or should be classified as a capital lease on the balance sheet of such Person.

“Capital Lease Obligations” means, as to any Person, all monetary obligations of such

Person under any Capital Leases. “Closing” is defined in Section 6. “Closing Date” is defined in Section 6.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of such Person: (a) with respect to any indebtedness, lease,

dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings; (c) under any Rate Contracts; (d) to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement; or (e) for the obligations of another through any agreement to purchase, repurchase or otherwise acquire such obligation or any Property constituting security therefor, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another Person. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if not a fixed and determined amount, the maximum amount so guaranteed or supported.

“Conversion   Shares”   means   the   MichiCann   Shares   issuable   to   the   PharmaCo

Shareholders upon exercise of the Call Right or the Put Right, as the case may be.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy Reform Act of 1996 as amended or any Canadian counterpart, Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Debenture Purchase Agreement” means the debenture purchase agreement between

PharmaCo and MichiCann.

“Environmental Claims” means all written claims by any Governmental Authority or other Person alleging potential liability or responsibility for violation of any Environmental Law, or for release or injury to the environment or threat to public health, personal injury (including sickness, disease or death), property damage, natural resources damage, or otherwise alleging liability or responsibility for damages (punitive or otherwise), cleanup, removal, remedial or response costs, restitution, civil or criminal penalties, injunctive relief, or other type of relief, resulting from or based upon the presence, placement, discharge, emission or release (including intentional and unintentional, negligent and non-negligent, sudden or non-sudden, accidental or non- accidental, placement, spills, leaks, discharges, emissions or releases) of any Hazardous Material at, in, or from Property, whether or not owned by PharmaCo or any Subsidiary.

“Environmental Laws”  means all applicable federal, state  or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, licenses, authorizations and permits of, and agreements with, any Governmental Authorities, in each case relating to environmental matters and the control, shipment, storage or disposal of Hazardous Materials, pollutants, environmental contaminants or other toxic or hazardous substances; including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Clean Air Act, the Federal Water Pollution Control Act of 1972, the Solid Waste Disposal Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, and/or the Emergency Planning and Community Right-to-Know Act.

“Equity Interests” means the membership interests, partnership interests, capital stock of any class or type or any other equity interests of any type or class of any Person and options, warrants and other rights to acquire, or exercisable or convertible into, membership interests, partnership interests, capital stock or other equity interests of any type or class or any other equity interest of such Person.

“GAAP” means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified  Public Accountants and statements  and  pronouncements  of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting  profession), which are applicable to the circumstances as of the date of determination, and consistently applied.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof,  any entity exercising executive,  legislative,  judicial,  regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Hazardous Materials” means all those substances which are regulated by, or which may form the basis of liability under, any Environmental Law.

“Indebtedness” of any Person means, without duplication, all of the following as to such Person: (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of Property or services (other than trade payables incurred in the Ordinary Course of Business or accrued expenses paid or payable on customary terms in the Ordinary Course of Business which payables or expenses are not past due for more than 90 days); (c) all reimbursement or payment obligations (whether or not contingent) with respect to letters of credit, surety bonds and other similar instruments; (d) all obligations evidenced by notes, bonds, debentures or similar instruments,  including  obligations so evidenced  incurred  in connection  with  the acquisition of Property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case  with  respect  to  Property acquired  by such  Person  (even though the rights and remedies of the seller or the Person providing financing under such agreement in the event of default are limited to repossession or sale of such Property); (f) all Capital Lease Obligations; (g) all Equity Interests of such Person subject to repurchase or redemption

(other than at the sole option of such Person); (h) all “earnouts” and similar payment obligations under merger, acquisition, purchase or similar or related agreements; (i) all obligations under Rate  Contracts; (j)  all Indebtedness and obligations referred to in clauses (a) through (i) above secured by (or for which the holder of such Indebtedness or obligations has an existing right, contingent or otherwise, to be secured by) any Lien upon or in Property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness or obligations; and (k) all Contingent Obligations described in clause (a) of the definition thereof in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (j) above.

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, treaty, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, voluntary restraints, guidelines or other legal requirement of any Governmental Authority, or any provisions of the foregoing, including general principles of common and civil law and equity, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject, whether applicable in Canada or the United States or any other jurisdiction; and “Law” means any one of them. Notwithstanding the foregoing, the definition of Laws excludes any U.S. federal laws, statutes, codes, ordinances, decrees, rules, regulations which apply to the production, trafficking, distribution, processing, extraction, and/or sale of marijuana (cannabis) and related substances (collectively, the “Excluded Laws”).

“LARA” means The Department of Licensing and Regulatory Affairs in the State of

Michigan or as it otherwise may be known from time to time.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit arrangement, encumbrance, lien (statutory or other) or preference, priority or other security interest or preferential  arrangement  of any kind  or nature whatsoever (including, but not limited to, those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a Capital Lease, any financing lease having substantially the same economic effect as any of the foregoing, or the filing of any financing statement naming the owner of the asset to which such lien relates as debtor, under the UCC or any comparable law), and any contingent or other agreement to provide any of the foregoing, but not including the interest of a lessor under an operating lease which is not a Capital Lease

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties or financial condition of PharmaCo, individually, or PharmaCo and the Subsidiaries taken as a whole; (b) a material impairment of the ability of PharmaCo, individually, or of PharmaCo and its Subsidiaries taken as a whole, to perform in any material respect any obligations under any Operative Document; (c) any change in any Law or Excluded Law or the failure to renew, suspension, termination or revocation of any Cannabis License which has materially restricted, or could reasonably be expected to materially restrict, PharmaCo and its Subsidiaries’ ability to generate revenue for 30 days or more; or (d) a material adverse effect upon the legality, validity, binding effect or enforceability of any Operative Document.

“MichiCann Shares” are common shares in the capital of MichiCann.

“Material Agreement” means any agreement, understanding or other arrangement, including, without limitation, all contracts, letters of intent, memoranda of understanding, term sheets and other preliminary or informal arrangements, (a) between, among, made or accepted by, as applicable, PharmaCo or any of its Subsidiaries on the one hand, and a Cannabis License Holder on the other hand, or (b) which has generated and/or is reasonably expected to generate revenue to PharmaCo on a consolidated basis in excess of $100,000 per Fiscal Year;

“Material Leased Real Property” means any real property leased by PharmaCo or any Subsidiary  that (i) has a fair market value in excess of $5,000,000, (ii) on which PharmaCo or any Subsidiary develops improvements thereon with a fair market value in excess of $5,000,000 on an as-built basis, (iii) is necessary for the ownership or operation of the business of PharmaCo, any of its Subsidiaries or any Cannabis License Holder, or for any such Person’s compliance with applicable Laws.

“Mortgaged Property” means, collectively, the Owned Real Properties and the Material Leased Real Properties (to the extent a Mortgage on a leasehold interest is permitted thereunder (it being understood that PharmaCo shall, and it shall cause its Subsidiaries, to include mortgage protection provisions  in any future lease of Material Leased Real Property)) and  the improvements  thereto  owned  by PharmaCo  or any Subsidiary as encumbered by a Mortgage pursuant to any Operative Document, and each additional Owned Real Property and Material Leased Real Property encumbered by a Mortgage;

“Mortgages” means, collectively, the deeds of trust, trust deeds, deeds to secure debt, hypothecs and mortgages made by PharmaCo in favor or for the benefit of MichiCann creating and evidencing a Lien on a Mortgaged Property  in form and substance reasonably satisfactory to MichiCann with such terms and provisions as may be required by the applicable Laws of the relevant jurisdiction, and any other mortgages executed and delivered, in each case, as may from time to time be amended, restated, supplemented, or otherwise modified.

“Non-Competition and Non-Solicitation Agreement” means the non-competition and non-solicitation agreement between each PharmaCo Shareholder and MichiCann.

“Notice” is defined in Section 9.c).

“Obligations” means  all loans,  advances, indebtedness,  obligations  and  liabilities  of PharmaCo to MichiCann under this Agreement or any of the other Operative Documents, together with all other indebtedness, obligations and liabilities whatsoever of PharmaCo to MichiCann arising under or in connection with this Agreement or any other Operative Documents, in each  case whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several, due or to become due, now existing or hereafter arising; provided, however, that for purposes of calculating the Obligations outstanding under this Agreement or any of the Operative Documents, the direct and absolute and contingent obligations of PharmaCo shall be determined without duplication.

“Operative Documents” means this Agreement, the Debenture, the Debenture Purchase Agreement, the Security Agreement, the Non-Competition and Non-Solicitation Agreement,   the   Perfection   Certificate,   each   Mortgageand   each   other   document, instrument or agreement executed in connection herewith.

“Option Price” shall be an aggregate of 37,000,000 MichiCann Shares (representing

45.52% of the total issued outstanding shares of MichiCann as of the date hereof) to be issued to PharmaCo Shareholders on a pro-rata basis, subject to adjustment in Section 4.

“Ordinary Course of Business” means, in respect of any  transaction involving PharmaCo or any Subsidiary, the ordinary course of such Person’s business, as conducted by any such Person in accordance with past practice and undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in any Operative Document.

“Owned Real Property” means each parcel of real property that is owned in fee by

PharmaCo.

“Permit” means a license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise).

“Permitted Liens” means (a) liens securing the payment of Taxes either not yet delinquent  or the validity of  which is  being  contested  in good faith by appropriate proceedings, and as to which PharmaCo or any Subsidiary shall, under GAAP, have set aside on its books and records adequate reserves; (b) pledges, deposits or Liens made or arising under worker’s compensation, unemployment insurance, social security and other similar laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure indemnity, performance or other similar bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations or surety, stay, appeal or custom bonds, or to secure indemnity, performance or other similar bonds in the Ordinary Course of Business; (c) Liens in favor of MichiCann; (d) Liens which arise by operation of law, other than Liens which arise by operation of Environmental Laws, incurred in the Ordinary Course of Business (for sums not constituting borrowed money) that are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (if so required); (e) zoning  restrictions, building  codes, easements, rights of way, licenses, covenants and other similar restrictions affecting the use of real property that do not secure monetary obligations and do not materially impair the use of such real property for its intended purposes or the value thereof; (f) purchase money security interests on equipment of PharmaCo or any Subsidiary securing Capital Leases or permitted purchase money indebtedness; (g) Liens arising from the filing of precautionary UCC financing statements solely as a precautionary measure in connection with operating leases, licenses or consignment of goods; (h) rights of offset or statutory banker’s Liens arising in the Ordinary Course of Business in favor of commercial banks; provided that any such Lien shall only extend to deposits and Property in possession of such commercial bank; (i) any  interest or title of a licensor, sublicensor, lessor or sublessor with respect to any assets under any license or lease agreement expressly permitted under this Agreement and entered into in the Ordinary Course of Business which do not (1) interfere in any material respect with the business of PharmaCo or any Subsidiary or (2) secure any Indebtedness; (j) security deposits made in the Ordinary Course of Business to secure obligations under leases or subleases; (k) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by PharmaCo or any Subsidiary in the Ordinary Course of Business in accordance with the past practices of PharmaCo or any Subsidiary and extending solely to such goods; (l) non-exclusive outbound licenses or sublicenses of patents, copyrights, trademarks and other intellectual property rights granted by PharmaCo or any Subsidiary in the Ordinary Course of Business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business; and (m) mortgages for real property purchased by PharmaCo or any Subsidiary in connection with acquisitions of provisioning centers securing Indebtedness in an amount no greater than $5,000,000 in the aggregate. PharmaCo shall not, nor shall it permit any Subsidiary to, permit the filing of any financing statement naming such Person as debtor, except for financing statements filed with respect to Permitted Liens.

“Perfection Certificate” means the perfection certificate executed by PharmaCo and delivered to MichiCann on the Closing Date.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other form of entity.

“PharmaCo License” mean the Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan on October 18, 2019, File No. ERGA-18-

000091 issued to PharmaCo.

“PharmaCo Shares” is defined in the context of this Agreement.

“Property” means any property or interest of any type in any kind of property or asset, whether real, personal or mixed, and whether tangible or intangible.

“Put Notice” is defined in Section 3.c). “Put Right” is defined in Section 3.a).

“Rate Contract” means swap agreements (as such term is defined in Section 101 of the Bankruptcy Code) and any other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates, including any agreement or arrangement which is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency  swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

“Security   Agreement”   means   the   security   agreement   between   PharmaCo   and MichiCann.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any  Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control (or have the power to be or control) the general partner or other governing body of such limited liability  company, partnership, association or other business entity.

“Taxes” means   all   present   or   future taxes,   levies,   imposts,   duties,   deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Territory” means the State of Michigan.

1.2       Headings

The inclusion of headings in this Agreement is for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.3       Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4       Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in currency of the United States of America.

1.5       Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability  of any provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision. To the extent permitted by applicable law, the parties waive any provision of law that renders any provision of this Agreement invalid or unenforceable in any respect.

1.6       Entire Agreement

This Agreement and all contemporaneously entered written agreements constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with the subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion  of fact  made by one party to  this  Agreement or its  directors, officers, employees or agents, to the other party to the Agreement or its directors, officers, employees or agents, except to the extent that that reliance has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid. This Agreement supersedes and replaces, in its entirety, all prior agreements, representations and understandings relating to its subject matter, whether oral or written.

1.7       Waiver, Amendment

Except as expressly provided in this Agreement, no amendment, waiver or termination of this Agreement will be binding unless executed in writing by the party to be bound by it. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver constitute a continuing waiver unless otherwise expressly provided.

1.8       Governing Law

This Agreement is governed by the internal substantive laws of the State of Michigan and the laws of the United States of America applicable therein, without regard to its conflict of laws rules, and in the case of any dispute hereunder or in respect of any agreement contemplated hereby, each of the parties submits to the exclusive jurisdiction of the courts of the State of Michigan in Detroit, Michigan.

1.9       Independent Legal Advice

Each of the Parties acknowledges that it has read and understands the terms and conditions of this Agreement and acknowledges and agrees that it has had the opportunity to seek, and was not prevented or discouraged by any other Party from seeking, any independent legal, tax and other financial advice which it considered necessary before the execution and delivery of this Agreement and that, if it did not avail itself of that opportunity before signing this Agreement, it did so voluntarily without any undue pressure, and agrees that its failure to obtain independent advice will not be used by it as a defence to the enforcement of its obligations under this Agreement.